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                                                                  Reed Smith LLP
                                                             1301 K Street, N.W.
                                                         Suite 1100 - East Tower
W. THOMAS CONNER                                     Washington, D.C. 20005-3373
Direct Phone: +1 202 414 9208                                Tel +1 202 414 9200
Email: tconner@reedsmith.com                                 Fax +1 202 414 9299
                                                                   reedsmith.com

October 15, 2014

BY ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Sonny Oh
Senior Counsel
Division of Investment Management
Insured Investments Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

METLIFE INSURANCE COMPANY OF CONNECTICUT:
----------------------------------------
METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
ACCUMULATION ANNUITY ("NAT'L VERSION")
INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
FILE NOS. 811-21262 AND 333-197658

METROPOLITAN LIFE INSURANCE COMPANY:
-----------------------------------
METROPOLITAN LIFE SEPARATE ACCOUNT E
ACCUMULATION ANNUITY ("NY VERSION")
INITIAL REGISTRATION STATEMENT FILED ON FORM N-4
FILE NOS. 811-04001 AND 333-198314

Dear Mr. Oh:

     On behalf of MetLife Insurance Company of Connecticut ("MICC") and Metropolitan Life Insurance Company ("MLIC," and together with MICC, the "Companies") and their corresponding separate accounts, MetLife of CT Separate Account Eleven for Variable Annuities and Metropolitan Life Separate Account E (each, a "Registrant," and collectively, the "Registrants"), we are responding to the comments that you provided to us by correspondence dated September 24, 2014 with regard to the initial registration statements on Form N-4 for the Nat'l Version and the NY Version that were filed under the Securities Act of 1933 (the "Securities Act"), on July 25, 2014 and August 22, 2014, respectively (collectively, the "Registration Statements").

     For ease of reference, each of the Staff's comments is set forth below, followed by the Companies' response. Unless noted otherwise, page references in their responses are to the pages in the courtesy copy of the revised Nat'l Version prospectus provided to the Staff on September 3, 2014. To the extent that a response indicates that the Companies propose revised disclosure, the revised prospectus or SAI pages are attached.

  NEW YORK o LONDON o HONG KONG o CHICAGO o WASHINGTON, D.C. o BEIJING o PARIS
 o LOS ANGELES o SAN FRANCISCO o PHILADELPHIA o SHANGHAI o PITTSBURGH o HOUSTON SINGAPORE o MUNICH o ABU DHABI o PRINCETON o NORTHERN VIRGINIA o WILMINGTON
   o SILICON VALLEY o DUBAI o CENTURY CITY o RICHMOND o ATHENS o KAZAKHSTAN

                                                           US_ACTIVE-119435096.5


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Sonny Oh                                                     [LOGO OF ReedSmith]
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                                    GENERAL
                                    -------

1. Please disclose to the staff whether there are any types of guarantees or support agreements with any third parties.

     RESPONSE: There are no guarantees or support agreements with third parties.

2. For the Nat'l Version, please note that a registration statement providing the actual name of both the depositor and separate account and attendant disclosure (see e.g., "Other Information" on page 35 of the prospectus and page 3 of the statement of additional information ("SAI")) must be filed prior to any grant of effectiveness.

This applies to Item 26 of Part C as well.

     RESPONSE: MICC acknowledges that the registration statement for the Nat'l Version must contain the actual name of the depositor and separate account and attendant disclosure at the time of effectiveness. MICC currently anticipates that the registration statement for the Nat'l Version will become effective prior to MICC's re-domestication from Connecticut to Delaware and related name change to MetLife Insurance Company USA, and that following the re-domestication and name change, MICC will file a new prospectus reflecting these events and other attendant disclosure pursuant to Rule 497 of the Securities Act. There are no plans to change the name of the separate account.

                                   PROSPECTUS
                                   ----------

3. FRONT COVER PAGE

     Please compare the highlighted last sentence of the first paragraph with the highlighted sentence following the "Example" on page 23 under "Preservation and Growth Rider (PGR)" on page 23 and revise each so they are consistent with each other.

     RESPONSE: In response to the Staff's comment, the Companies have revised the highlighted sentence in the first paragraph on the front cover page to read as follows: "This feature does not establish or guarantee any minimum return for any Investment Option and the PGR Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the PGR End Date (except as a potential death benefit amount upon the death of an Owner or Annuitant if owned by a non-natural person)." Additionally, the Companies revised the highlighted sentence on page 23 above the caption "Optional Step Up" to conform to the highlighted sentence on the front cover page, so that the sentence on page 23 reads as follows: "The PGR Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the PGR End Date (except as a potential death benefit amount upon the death of an Owner or Annuitant if owned by a non-natural person)."

4. HIGHLIGHTS (PAGE 5)

     For the NY Version, the "State Variations" section on page 5 has been appropriately deleted; however, the last two sentences of the disclosure are still applicable and therefore, should be retained.


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Sonny Oh                                                     [LOGO OF ReedSmith]
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Page 3

     RESPONSE: MLIC has inserted the following sentences on page 4 of the prospectus for the NY Version: "This prospectus describes all material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Office."

5. FEE TABLES AND EXAMPLES (PAGE 6)

     A. For the Nat'l Version, please note that the Fidelity VIP Money Market Portfolio is only used during the free look period for California residents age 60 and over (see page 12). Therefore, if it can never be used during the accumulation period, the minimum value in the Total Annual Portfolio Expenses table on page 7 should reflect the operating fees for the Fidelity VIP FundsManager 60% Portfolio as both the minimum and maximum expenses.

          Please note that this comment also applies to the fee table for the MetLife Growth and Income variable annuity contract.

     RESPONSE: Pursuant to the Staff's comment, MICC has deleted the Fidelity VIP Money Market Portfolio from the table "Total Annual Portfolio Expenses" on page 7. MICC has also revised the table to eliminate the "Minimum" and "Maximum" labels, since there is only a single Investment Option. This disclosure format will also be adopted for the Total Annual Portfolio Expenses table for the MetLife Growth and Income variable annuity contract.

     B.   For the NY Version, please provide 0.88% as the Maximum and Minimum
                                                                  ---
          total annual portfolio expenses in the table on page 10.

     RESPONSE: Consistent with the response to 5.a. above, MLIC has revised the table to eliminate the "Maximum" label, since there is only a single Investment Option.

     C. For the Nat'l Version, please delete the footnote "(1)" following the maximum operating fee of "0.88%" shown in the current table.

     RESPONSE: Pursuant to the Staff's comment, MICC has deleted the footnote regarding the Fidelity VIP Money Market Portfolio and designated former footnote (2) as new footnote (1).

6. THE ANNUITY CONTRACT (PAGE 10)

     Please highlight the last three sentences of the second paragraph.

     RESPONSE: The Companies have highlighted the following sentences, which appear at the end of the third paragraph:

               For any tax-qualified account (e.g. an IRA), the tax deferred accrual feature is provided by the tax-qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.") In


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Sonny Oh                                                     [LOGO OF ReedSmith]
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Page 4

               addition, for certain qualified contracts, you may be required to take withdrawals to fulfill required minimum distributions (RMD withdrawals). The PGR may have limited usefulness in connection with such qualified contracts because withdrawals, including RMD withdrawals, cause proportionate reductions to your PGR Amount (see "Living Benefit - Preservation and Growth Rider - PGR Amount"). You should consider whether the contract is appropriate for your circumstances.

7. PURCHASE (PAGE 11)

     A. Please expand the first sentence of the seventh paragraph under "Purchase Payments" on page 11 to better explain the exact circumstances under which the company may "reject any application or Purchase Payment" and the extent to which it may do so.

     RESPONSE: The Companies note that the contract holder does not have the ability to make additional Purchase Payments because the MetLife Accumulation Annuity is a single premium product. Accordingly, the Companies will remove the words "or Purchase Payment" from that sentence.

     B. For the Nat'l Version, under "California Free look requirements for Purchasers Age 60 and Over" on page 12, please clarify that after the free look expires, the Account Value will be transferred to Investment Options per an Owner's allocation instructions if more than one Investment Option is available at that time.

     RESPONSE: As explained in our prior correspondence with the Staff, MICC does not currently offer more than one investment option and has no plans to do so in the foreseeable future. Accordingly, MICC believes it is unnecessary to add disclosure suggesting that additional investment options may be added and respectfully declines to include the requested change. In the event MICC elects to offer an additional investment option in the future, MICC will incorporate the suggested disclosure to reflect the change.

8. INVESTMENT OPTIONS (PAGE 14)

     For the Nat'l Version, please revise the first sentence to reflect that the contract offers two Investment Options. The disclosure, however, should identify the limited use of the money market portfolio.

     RESPONSE: MICC has revised the first sentence to reflect that the contract offers two Investment Options. Additionally, MICC respectfully submits that this paragraph contains sufficient disclosure of the limited use of the money market portfolio, as follows: "[T]he Money Market Portfolio is available only if you are a California purchaser age 60 or older and you elect to allocate your Purchase Payment to the Money Market Portfolio during the free look period . . . ."


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Sonny Oh                                                     [LOGO OF ReedSmith]
October 15, 2014
Page 5

9. EXPENSES (PAGE 16)

     Please disclose the current Annual Mortality and Expense Charge and the
                         -------
Preservation and Growth Rider (PGR) Fee Rate.

     RESPONSE: The Companies respectfully note that the annual rate of the Mortality and Expense Charge has been disclosed on page 16 of the Nat'l Version as 0.70% of the average daily net asset value of each Investment Option. The amount of this charge is fixed and will not change.

     With respect to the fee rate for the Preservation and Growth Rider ("PGR"), we believe the approach the Companies will take is reasonable, complies with the requirements of Form N-4, and provides an appropriate level of disclosure. In accordance with General Instruction 5 to Item 3 in Form N-4, the prospectus discloses the maximum guaranteed annualized fee rate for the PGR is 1.80% and further explains that the PGR fee rate actually applied always will be lower than or equal to the maximum rate. Therefore a purchaser is making the fully informed decision to enter into a contract with annual separate account expenses that will be 2.50% (1.80% maximum for the PGR plus 0.70% Mortality and Expense Charge), or less, for the life of the contract. In addition, the prospectus describes the indicators of general economic conditions that guide the Companies in setting the current PGR fee rate. To obtain the current PGR fee rate, a potential purchaser is instructed to inquire of their financial representative or contact the Companies directly. This current rate is also indicated on the schedule page for the PGR in the physical copy of the contract delivered upon issue and thereafter is listed on annual account statements. Once a contract is issued, the Companies may not unilaterally increase the PGR fee rate applied; a PGR fee rate may only increase upon an owner taking the affirmative step to increase their benefit base via an optional step up. If a contract is eligible for an optional step up, the Companies will provide written notice to the owner of the account value, the benefit base, and the PGR fee rate that will apply if the optional step up is elected and takes effect. Thus the PGR fee rate can only be increased if an owner makes the determination that the increase is justified in relation to the amount by which the optional step up raises the "floor" provided by the guarantee. By directly informing a potential purchaser or owner of the current PGR fee rate that will apply upon contract issue or optional step up, respectively, the Companies will deliver the correct information at the time the relevant decision is made.

     In developing the contract with this flexible rate structure, the Companies examined the currently selling products of its competitors and noted two different approaches where current rates for a contract feature are not set forth in the prospectus. The first approach is to disclose a detailed formula typically tied to an external index by which the current rate can be calculated (for example, American General Life Insurance Company Polaris Choice IV, File No. 333-185784). The second approach is that taken by the Companies based on a series of at least four variable annuity products issued by Pacific Life Insurance Company and its affiliates ("PacLife"):
     Pacific Choice Variable Annuity (File Nos. 333-184972 and 333-184973), Pacific Odyssey (File Nos. 333-185326 and 333-185329), Pacific Value Select (File Nos. 333-185327 and 333-185330), and Pacific Journey Select (File Nos. 333-185328 and 333-185331). In the PacLife line of products, the maximum rider charge is determined by reference to the 10-Year Treasury Rate, and the current charge is not disclosed and is discretionary, limited only by the maximum charge.


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Sonny Oh                                                     [LOGO OF ReedSmith]
October 15, 2014
Page 6

     PacLife also briefly describes the factors it considers in setting the current charge. The PacLife products assess the current charge in arrears, quarterly on a contract's "quarterversary," and may be reset higher or lower on each contract anniversary subject to the maximum charge as determined by formula and a 0.50% maximum increase on any given anniversary.

     To preserve the flexibility to respond to changing economic conditions while still appropriately and responsibly pricing the guarantees provided by the feature, the Companies adopted a modified version of the PacLife model. The relevant differences between the Companies' rate structure and the PacLife model are, 1) the Companies set a fixed maximum charge for the life of the contract, while the PacLife products impose a formula-driven maximum charge, 2) whereas PacLife may unilaterally increase or decrease the current charge (subject to the maximum and the 0.50% per increase limit) on existing contracts, the current charge in the Companies' contracts may only increase if the owner elects to increase the amount of the guarantee via an optional step up at a point in time when prevailing economic conditions dictate a higher current fee rate (subject to the maximum charge and also less than or equal to the rate charged to new issues at the time of the step up). Following the example in the PacLife disclosure, only the maximum charge is disclosed in the Companies' prospectus, and the current charge is obtained from the servicing financial representative or directly from the issuer but is not disclosed in the prospectus, nor is any change in the current rate disclosed in a prospectus supplement. The Companies will provide the applicable current PGR fee rate at the point of sale in the case of a new issue or by written notice in the case of an optional step up. The Companies believe this is a more efficient and effective approach to communicate the current PGR fee rate.

     For the reasons discussed above, the Companies respectfully submit that the approach the Companies will take with respect to disclosing the current rate for the PGR rider will provide appropriate investor protection and is consistent with current industry practice.

10. ACCESS TO YOUR MONEY (PAGE 21)

     Please revise the last sentence of the first paragraph to clarify that your Beneficiary may also have access to the money through certain annuity options, e.g., Annuity Options 2 and 3 on page 19 and Annuity Options 5 and 6 on page 20.

     RESPONSE: The Companies have revised the last sentence of the first paragraph to read as follows: "Your Beneficiary can have access to the money in the contract when a death benefit is paid, or under certain Annuity Options described under "Annuity Payments (The Annuity Period) - Annuity Options" which provide for continuing annuity payments or a cash refund during the Annuity Period upon death of the last surviving Annuitant."

11. LIVING BENEFIT - PRESERVATION AND GROWTH RIDER (PGR) (PAGE 23)

     A. Please include Appendix A, which is referenced in the second paragraph, and also reflect it in the table of contents.


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Sonny Oh                                                     [LOGO OF ReedSmith]
October 15, 2014
Page 7

     RESPONSE: The reference to Appendix A was inadvertent, and, accordingly, this reference has been deleted.

     B. For clarity, please include an example of the Optional Step Up where the PGR Amount will increase.

     RESPONSE: The Companies have included an example of the Optional Step Up where the PGR Amount will increase in the section titled "7. Living Benefit
     - Optional Step Up."

12. FEDERAL INCOME TAX STATUS (PAGE 29)

     A. Please confirm this section is current, e.g., relevance of "2009 RMD Waiver" subsection on page 30 of prospectus and last paragraph preceding "Financial Statements" on page 8 of SAI.

     RESPONSE: The Companies confirm that the discussion under "10. Federal Income Tax Status" is current. The Companies note that the discussions regarding the 2009 RMD Waiver should remain relevant through 2015. Because required minimum distributions are calculated based on all of the covered qualified assets of the Owner or Annuitant, the decision to take advantage of the 2009 RMD Waiver can have a continuing effect on the election to take required minimum distributions from any one qualified product or account.

     B. Please confirm applicability of disclosure provided under "3.8% Tax on Net Investment Income" on page 32 as such disclosure has not been consistently provided in other recent registration statements filed by the registrant and its affiliates.

     RESPONSE: The Companies confirm that the disclosure provided under the caption "3.8% Tax on Net Investment Income" is correct and applicable.

13. For the NY Version, please revise the "Abandoned Property Requirements" section on page 36 as it applies in New York.

     RESPONSE: MLIC has reviewed the referenced disclosure, and respectfully submits that the discussion under "Abandoned Property Requirements" correctly describes the obligations of the company with respect to unclaimed death benefits, which are governed by the abandoned property laws of the state in which the Beneficiary or Owner last resided, which may or may not be the State of New York.

14. OTHER INFORMATION - THE SEPARATE ACCOUNT (NY VERSION ON PAGE 49)

     Given the changes in the third paragraph from defined terms (see page 4) to non-defined terms, please briefly define "contract value" and "income payments." Similarly, if the defined term "Investment Options" has a different meaning when lower-cased, then please also briefly disclose that difference or retain the upper-cased spelling of the term.


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Sonny Oh                                                     [LOGO OF ReedSmith]
October 15, 2014
Page 8

     RESPONSE: MLIC has revised the third paragraph under the caption "Other Information - The Separate Account" (NY Version) to substitute the defined terms "Account Value" and "Annuity Payments" for the lower-cased terms "contract value" and "income payments," respectively. In addition, MLIC has revised the fourth paragraph under that caption to substitute "investment portfolios" for the words "investment options" in order to avoid confusion with the defined term "Investment Option" that is used throughout the prospectus.

15. FINANCIAL STATEMENTS (PAGE 38)

     For the Nat'l Version, the current disclosure makes reference to providing the financial statements of not only the depositor and separate account, but also the MetLife Investors Insurance Company and Exeter Reassurance Company, LTD. For clarity, please add disclosure to put into context the relevance of these companies to MetLife Insurance Company of CT.

Please revise the disclosure under "Financial Statements" on page 8 of the SAI accordingly as well.

     RESPONSE: MICC has revised the paragraph under the caption "Financial Statements" on page 38 of the Nat'l Version to conform to the corresponding section of the prospectuses for the "stalking horse" registration statements for the selling products of MetLife Investors USA Separate Account A. As revised, the "Financial Statements" section of the Nat'l Version prospectus reads as follows: "Our financial statements and the financial statements of the Separate Account have been included in the SAI." MICC has also revised the disclosure under "Financial Statements" on page 9 of the SAI for the Nat'l Version to indicate that MetLife Investors Insurance Company and Exeter Reassurance Company, Ltd. are affiliates of MICC that will be merged into MICC effective as of November 14, 2014.

                  STATEMENT OF ADDITIONAL INFORMATION ("SAI")
                  -------------------------------------------

16. Please reconcile the actual captions on page 2 of the statement of additional information ("SAI") with those provided on the last page of the prospectus on page 38 as well as the captions actually used in the body of the SAI, e.g., "Company" vs "The Insurance Company" in the table of contents.

     RESPONSE: The Companies have revised the captions actually used in the table of contents and body of their SAI's to conform to the captions that appear on the last page of their prospectuses under the caption "Table of Contents of the Statement of Additional Information."

17. Please confirm the absence of "State Regulation" and "The Separate Account" disclosure in the NY Version's SAI, which was provided in the Nat'l Version under "The Insurance Company" on page 3 of the its SAI.

     RESPONSE: MICC notes the content of "State Regulation" and "The Separate Account" is not required disclosure and will be obsolete upon completion of the upcoming mergers and the associated redomestication of MICC and has therefore removed those sections. Further, in order to provide substantially similar disclosure to purchasers of each version, both MICC and MLIC have revised the SAIs to conform to the section format used in the stalking horse submissions for


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Sonny Oh                                                     [LOGO OF ReedSmith]
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Page 9

     currently selling products, which were recently reviewed by the Staff, rather than the two differing historical formats used by MICC and MLIC in existing products, and similarly has conformed the content, as appropriate. The revised format is that reflected in the captions provided on the last page of the prospectus on page 38.

18. For the NY Version, please delete "for Variable Annuities" from the name of the separate account on the front cover page of the SAI.

     RESPONSE: MLIC has deleted the words "for Variable Annuities" from the name of the separate account on the front cover page of the NY Version's SAI.

19. Please confirm all applicable disclosure has been provided in response to
Item 18, in particular, note the disclosure required by Item 18(c).

     RESPONSE: The Companies have revised the SAI to include a new section under the caption "Custodian," and to include the name and principal business address of the independent registered public accounting firm of the Companies and the Registrants. The Companies confirm that they have provided all applicable disclosure in response to Item 18 of Form N-4.

20. Please provide, if applicable, disclosure in response to Item 20(d).

     RESPONSE: The Registrants have not made any of the types of payments that are required to be disclosed pursuant to Item 20(d) of Form N-4; accordingly, no disclosure is needed pursuant to Item 20(d).

                                     PART C
                                     ------

21. For the NY Version, please note the redundancy of the second and third paragraphs under Item 28.

     RESPONSE: MLIC has deleted one of the duplicate paragraphs that was provided pursuant to Item 28 of Form N-4.

22. Please revise and resubmit your powers of attorney to be more specific to the filing, i.e., refer to exact name of contract or provide the file number
                           -----
under the Securities Act of 1933.

     RESPONSE: The Companies will revise the powers of attorney to include the name of the variable annuity contract, i.e., MetLife Accumulation Annuity, and resubmit the powers with their pre-effective amendments to the Registration Statements.

23. FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

     Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.


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Sonny Oh                                                     [LOGO OF ReedSmith]
October 15, 2014
Page 10

     RESPONSE: The Companies will file pre-effective amendments to their Registration Statements that include any financial statements, exhibits or any other required disclosure that were not included in the Registration Statements.

24. REPRESENTATIONS

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

     RESPONSE: The Companies will provide the requisite "Tandy representations" in subsequent correspondence requesting acceleration pursuant to Rule 461 under the Securities Act.

     We hope that you will find these responses satisfactory. If you have questions or comments about this matter, please contact the undersigned at 202.414.9208.

Very truly yours,

/s/ W. Thomas Conner
---------------------------
W. Thomas Conner

WC:gp

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